Limitless X Holdings Inc.

9777 Wilshire Blvd., #400

Beverly Hills, CA 90210

May 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: Eddie Kim and Lilyanna Peyser

Re:	Limitless X Holdings, Inc.
Amendment No. 1 to Preliminary Offering Circular on Form 1-A
Filed April 14, 2025
File No. 024-12574

Dear Mr. Kim and Ms. Peyser:

This letter (this “Response”) is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated May 5, 2025 with respect to the Offering Circular on Amendment No. 1 to Form 1-A submitted to the SEC by Limitless X Holdings Inc. (the “Company”, “we” or “our”) on April 14, 2025 (and as amended and re-filed in accordance with this Response, the “Offering Circular,”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this Response for convenience.

Concurrently with the delivery of this Response, the Company respectfully advises the Staff that it publicly filed via EDGAR the revised and amended Offering Circular on Amendment No. 2 to Form 1-A reflecting the changes made in response to the Staff’s comments on the Offering Circular.

Staff Comments and Company Responses

Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1. We note your disclosure here, and on page 3, that you “intend to seek quotation or listing of the Series D Preferred Stock on the OTCQB or the NYSE American.” Please revise in both places to state whether quotation or listing is a condition of closing this offering and that you may be unable to obtain quotation or listing. Provide risk factor disclosure describing the impact on the liquidity of the Series D Preferred Stock and the potential impact on investors if you are unable to obtain such quotation or listing.

Response: We have updated the Offering Circular to state that quotation or listing is not a condition of closing the offering, and have incorporated a risk factor on page 21 regarding the possible consequences of the Company’s failure to obtain listing on the OTCQB or NYSE American.

BUSINESS

Licensing of Nutritional Products, page 27

2. We note your response to prior comment 10 and reissue in part. We note your disclosure on pages 26 and 27 that you currently offer four different products: NZT- 48, NZT-48 Lions Mane, NZT-48 For Her, and OneShot Nootropic Pre-Workout. We also note your disclosure that “[a]ll of [y]our nutritional products are licensed from” LPI under the NZT-48 License Agreement. That agreement, however, only appears to consider three different products: “Limitless NZT-48,” “Limitless SuperGreens Gummies 60 Pcs - 1 Mont,” and “Limitless Activated Charcoal Gummies - 1 Mont.” Please revise to address this discrepancy. Please also tell us why your revised disclosure, including pertaining to waived royalties under the NZT-48 License Agreement, only specifically refers to NZT-48 but not other products, and/or confirm, if true, that the NZT-48 License Agreement also applies to other nutritional products and make revisions accordingly.

Response: We have filed a Second Amendment to the Manufacturing and Distributorship Licensing Agreement (the “Second Amendment”) as an exhibit to our Current Report on Form 8-K, dated May 21, 2025, which we have included as an exhibit to the Offering Circular. The Second Amendment addresses the comments raised by the Staff by expressly naming each product listed above. The Second Amendment also addresses the issue raised by the Staff regarding whether the waiver of royalty payments apply to all of the products by stating that the waiver of royalties in the First Amendment to the Manufacturing and Distributorship Licensing Agreement (filed as a Current Report on Form 8-K on January 27, 2025) shall also apply to NZT-48 Lions Mane, NZT-48 For Her, and OneShot Nootropic Pre-Workout. While the Manufacturing and Distributorship Licensing Agreement contemplates a license for “Limitless SuperGreens Gummies 60 Pcs - 1 Mont,” and “Limitless Activated Charcoal Gummies - 1 Mont”, these products were removed from the scope of the Manufacturing and Distributorship License Agreement via a Termination Agreement, which was filed with the SEC as an exhibit to our Current Report on Form 8-K, dated November 1, 2023. The Termination Agreement did not apply to NZT-48. As the Gummies were removed from the scope of the License, we are not currently offering these products, and thus, we did not include them in the Offering Circular or reference them when discussing the waiver of royalties. We have revised our Offering Circular to make it clear that the waiver of royalties applies to all products referenced in the Offering Circular.

Other Business Divisions

Limitless X, page 31

3. We note your plans for “retail expansion” and “to expand into key international markets such as Canada, Latin American, and the MENA region.” If you do not yet have concrete plans to implement such expansion, please revise to characterize these plans as aspirational and state that they may not occur.

Response: We have revised the Offering Circular on page 32 to state that such plans are aspirational and may not come occur.

Limitless Films, page 32

4. We note your disclosure that “owning or co-owning key IP assets in the films . . . will promote [y]our ability to procure and preserve long-term royalty streams and profit participation.” Please revise to provide the material terms and expiration of any patents, trademarks, licenses or royalty agreements, such as with respect to the completed scripts you currently have, or state that you have no such agreements and may never have such agreements. Further state whether you have entered into any agreements with the studios, production companies and distributors that you mention. Finally, describe the terms of your agreement(s) with the “film producer” to whom you advanced a loan, and file such agreement(s) as exhibits. Refer to Item 7(a) of Form 1-A.

Response: Aside from the bridge loan (and related security agreement) with the film producer (“Bridge Loan Agreement”), the Company currently has no other such agreements in place (including with any studios, production companies, or distributors). Limitless Films, Inc. outright owns the underlying rights to the scripts we reference because they were written in-house, and there are no agreements currently in place with regard to the scripts for licenses or royalties. We have revised the disclosure in the Offering Circular accordingly on pages 32-33 to provide a more detailed description of the Bridge Loan Agreement and have filed the Bridge Loan Agreement as an exhibit to the Offering Circular. The Company did not file the Bridge Loan Agreement as an exhibit to its Current Report on Form 8-K, dated January 30, 2025, due to confidentiality restrictions, which have since been lifted.

XocelForte Therapeutics, page 33

5. We note your disclosure regarding “established strategic partnerships with world-class doctors, researchers, and manufacturers who specialize in unique, proprietary formulations.” Please revise to provide the material terms of such “strategic partnerships,” name such partners, and file the agreements as exhibits. If you have not entered into any such agreements, revise to state that is the case and that you may never enter into such agreements. Refer to Items 7(a) and 17.6 of Form 1-A.

Response: We have revised the Offering Circular to include a statement that we have begun to establish relationships with potential strategic partners but do not have any definitive agreements in place and that we may never enter into such agreements.

Limitless Digital Assets, page 34

6. Please revise to provide the material terms of your partnership agreements with the “several strategic partners” mentioned on page 35, identify such partners, and file such agreements as exhibits. If you have not entered into any such agreements, please state that is the case and that you may never enter into such agreements. Refer to Items 7(a) and 17.6 of Form 1-A.

Response: The Company has removed its reference to Limitless Digital Assets, Inc. (“Limitless Digital”) in the Offering Circular except to note (i) that the Company owns Limitless Digital as a wholly-owned subsidiary and (ii) the Company’s hope to use Limitless Digital as a vehicle to pursue business in the digital asset space while noting that Limitless Digital is in its infancy and that such plans may not come to fruition. There are no agreements in place with any possible strategic partners and no other concrete steps have been taken in furtherance of Limitless Digital. Thus, we have removed all substantive descriptions regarding Limitless Digital because this subsidiary not currently active as we focus on our 5 other subsidiaries.

7. We note the following disclosure: “Over the next two years, we will focus on launching and tokenizing blockchain-based games that allow users to earn rewards tied to Limitless X Holdings Inc. securities, creating a value-generating loop between gameplay, ownership, and the broader Limitless X ecosystem. By applying blockchain innovations across multiple verticals, Limitless Digital aims to unlock new revenue streams, improve operational efficiencies, and deliver tangible value to both users and shareholders.” Please revise to explain the nature of the “rewards tied to Limitless X Holdings Inc. securities,” how they are earned, whether they constitute securities of your company, how they are “tied to” your securities, and resulting implications under the federal securities laws. Please also discuss what “blockchain innovations” you plan to apply, what “new revenue streams” you intend to unlock and how they will be unlocked, and what kind of “tangible value to both users and shareholders” will be delivered.

Response: The Company incorporates by reference our response to Comment 6.

Index to Financial Statements, page F-1

8. Please update your financial statements and related financial disclosures. Refer to Part F/S(c) and (b)(3) of Form 1-A.

Response: The Company has updated its financial statements and related financial disclosures in the Offering Circular.

General

9. We note your response to prior comment 14. Please provide us with the restated balance sheets and statements of operation showing the required adjustments for the June 30, 2023 and March 31, 2023 periods.

Response: The Company will be filing its updated balance sheets and statements of operation showing the required adjustments for the June 30, 2023 and March 31, 2023 periods with the SEC in the near future following the filing of this Response and the Offering Circular.

10. Despite your disclosure that the Dividend Payment Account will be an escrow account and its funds will not constitute your property, your response to prior comment 16 suggests that you are not placing the funds in escrow pursuant to an escrow agreement and in coordination with an escrow agent, but that you plan to place the funds in a bank account in the company’s name. If true, please to state that is the case, clarify that you can withdraw and use such funds in your discretion, which may not include the payment of dividends, and provide appropriate risk factor disclosure. If not true, please revise to describe the terms of your escrow arrangements and file the corresponding agreement(s) as exhibits. Please make appropriate revisions throughout the Offering Statement where applicable.

Response: We have revised the Offering Circular to include a disclosure regarding our ability to withdraw and use funds in our discretion. We will not be using an escrow agent, and we do not have an escrow agreement in place.

11. We note your response to prior comment 18. Given your response that “Article XI of the amended and restated bylaws only applies to state law claims and not to claims under the Exchange Act and/or Securities Act,” please revise your disclosure to describe Article XI, and include risk factor disclosure that describes the risks or other impacts of Article XI on investors, including increased costs to bring claims and that the provision may discourage claims or limit investors’ ability to bring a claim in a judicial forum they find favorable. Also state that the provision does not apply to actions arising under the Securities Act or the Exchange Act, and tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Securities Act or the Exchange Act, given that the bylaws themselves do not so state.

Response: We have revised our disclosure to describe Article XI, and have included a revised risk factor disclosure as requested above. We will also prospectively include this revised disclosure in the Risk Factors section of our future annual reports on Form 10-K.

12. We note your disclosure on page 56 that, “[o]n March 21, 2025, Mr. Mathur entered into a promissory note with the Company” and, pursuant to that agreement, the Company issued 225,000 shares of its common stock and 10,000 shares of the Series D Preferred Stock to Mr. Mathur.” Please file the promissory note as an exhibit. Please also revise to update the information called for by Item 6 of Form 1-A.

Response: The Company has updated Item 6 in the Offering Circular. We have filed the promissory note as an exhibit by reference to our Current Report on Form 8-K, dated March 25, 2025.

13.  You discuss creating an “investment fund focusing on digital assets” and participating in “real estate investment projects.” Please confirm your understanding that such business lines, once implemented, may have implications under the Investment Company Act of 1940, including the possibility that you will be considered an investment company or investment advisor.

Response: Regarding Limitless Digital, the Company hereby incorporates by reference its response to Comment 6. Regarding real estate investments, the Company seeks to clarify its intention regarding real estate investment. The Company’s goals in the real estate industry are related to its development, construction, and management of certain residential properties such as luxury apartment buildings. The Company will not be holding real estate-backed security assets or engaging in the purchase of mortgages, leases, or liens. Therefore, the Company does not believe that it is at risk of coming within the purview of the 1940 Act, and as such, we believe that we will not be making such a disclosure at this time or in the Offering Circular.

The Company respectfully requests the Staff’s assistance in completing the review of this Response at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this Response to the undersigned at (561) 804-4408.

Sincerely,

/s/ Laura Holm

Laura Holm

Fox Rothschild LLP

Phillips Point, West Tower

777 S Flagler Dr #1700

West Palm Beach, FL 33401

Tel: 561.804.4408

Email: lholm@foxrothschild.com